UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:
Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2009
____

Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	21
Exhibits:
Consent of Independent Registered Public Accounting Firm

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 1, 2010

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

 December 31, 2009 and 2008

(in thousands of dollars)
_____

	2009	2008
Assets
Investments	$576,052	$463,159
Receivables:
Employer	995	1,121
Other	127	45
Total receivables	1,122	1,166
Total assets	577,174	464,325
Liabilities
Other payables	161	93
Total liabilities	161	93

Net assets reflecting all investments at fair value	577,013	464,232
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(873)	2,309

Net assets available for benefits	$576,140	$466,541

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

(in thousands of dollars)
_____

Additions to net assets attributed to:
Investment income from interest and dividends	$10,163
Net appreciation in fair value of investments	88,605

Contributions:
Employer	20,911
Participants	32,531

Total contributions	53,442

Total additions	152,210

Deductions from net assets attributed to:
Benefits paid to participants	(42,407)
Administrative expenses	(204)

Total deductions	(42,611)
Net increase	109,599

Net assets available for benefits:

Beginning of year	466,541

End of year	$576,140

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1. Plan Description

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $16,500 and $15,500 for the Plan years ending December 31, 2009 and 2008, respectively.  The maximum employee contribution is $16,500 for the 2010 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2009 and 2008 were eligible to make catch-up contributions up to $5,500 and $5,000, respectively.  The catch-up contribution amount for 2010 is $5,500.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $434,991 for the year ended December 31, 2009.

Plan participants can designate some or all of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions.  Participants must irrevocably elect to treat some or all of their deferrals as designated Roth contributions at the time of deferral.  Contributions that were initially treated as pretax cannot later be converted to Roth contributions, and vice versa.  Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan along with an employer matching contribution of 100% of up to the first 5% of the participant’s compensation contributed on an annual basis.  The automatic and matching contributions by the Company may be allocated to the investment funds in any manner desired by the participant, subject to the requirements set forth in the paragraph above.  The Company may make an additional discretionary contribution from time to time.  Discretionary contributions by the Company, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.  No discretionary contributions were made in 2009.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund and the Fixed Income Fund which is a commingled fund.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Participants also immediately vest in the automatic employer contribution, as well as the employer matching contribution.  However, discretionary contributions made by the Company are subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months.  In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Participant Loans

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period.  No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%.  As of December 31, 2009, loan interest rates in effect ranged from 4.50% to 9.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  There were no forfeitures of participant balances during 2009.  The cumulative balance of forfeited nonvested accounts totaled $246 and $100 as of December 31, 2009 and 2008, respectively, and changed year-to-year due to an administrative adjustment of the account balance.  No forfeitures were used in 2009 to offset the Company’s

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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matching contributions and administrative fees.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered “competing,” or similar, funds.  Funds must first be transferred from the Fixed Income Fund to a “non-competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

With regard to the Lexmark Stock Fund, a participant may not exchange all or any portion of his/her account balance into the Lexmark Stock Fund from the first day of the last month of each calendar quarter until after that quarter's earnings results for the Company are announced (the “Window Period”).  A participant may make unlimited exchanges into and out of the Lexmark Stock Fund (prior to April 21, 2009, a participant could make unlimited exchanges out of and one exchange into the Lexmark Stock Fund per quarter).  However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods.  Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Participant loans, short-term investments, receivables and cash are stated at cost, which approximates fair value.

Generally accepted accounting principles (“GAAP”) requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). This FSP amends FAS 157, Fair Value Measurements (“FAS 157”) and supersedes FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”). According to the FSP, an entity should consider several factors to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability including price quotations not based on current information, few number of recent transactions, and price quotations varying substantially among market makers to name a few. If an entity concludes, based on the weight of the evidence, there has been a significant decrease in volume and level of activity then transactions or quoted prices may not be determinative of fair value, thus requiring further analysis to determine whether the prices are based on orderly transactions. The FSP lists several factors to consider in making this assessment as well, including the existence of a usual and customary marketing period, the seller being in or near bankruptcy or forced to sell to meet regulatory or legal requirements, and the transaction price appearing as an outlier when compared with other recent transactions. Based on the available evidence, an entity must determine whether or not a transaction is orderly. The weight placed on a transaction price when estimating fair value is based on this determination as well as the sufficiency of information available to make the determination. The FSP reaffirms the need to use judgment when determining if a price is determinative of fair value, considering all facts and circumstances including the nature of a quote (binding offer or an indicative price), whether or not the price includes an appropriate risk premium that a market participant would demand, and considering the use of a different valuation technique or

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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multiple valuation techniques. In addition to the accounting guidance, the FSP also amends fair value disclosure requirements to require in interim periods the disclosure of the inputs and valuation techniques used to measure fair value and any changes in inputs and techniques during the period. The FSP also requires that the fair value disclosures be presented for debt and equity securities by major security type, based on the nature and risks of the security. FSP FAS 157-4 was effective for the Plan year ended December 31, 2009 financial statements and was applied prospectively. The FSP has not had a significant impact on the valuation of the Plan’s assets or liabilities. Refer to Note 5 of the financial statements for a discussion of the Plan’s valuation techniques.

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS 165”). FAS 165 provides accounting guidance and disclosure requirements for events that occur after the balance sheet date but before financial statements are issued or available to be issued. FAS 165 should be applied to the accounting for and disclosure of subsequent events not addressed in other GAAP and is not expected to change current accounting practices. The standard requires that the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date be recognized in the financial statements. However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet. For nonrecognized subsequent events, the nature of the event and an estimate of the financial effects, or statement that such an estimate cannot be made, should be disclosed if necessary to keep the financial statements from being misleading. FAS 165 also requires that an entity disclose the date through which subsequent events have been evaluated and whether such date is the date the financial statements were issued or the date the financial statements were available to be issued. The Plan evaluates subsequent events through the date its financial statements are issued.

In June 2009, the FASB issued FAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“FAS 168”). FAS 168 establishes the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP recognized by the FASB with the exception of guidance provided by the SEC for public companies. Under the new accounting principles framework, if guidance for a transaction or event is not specified within a source of authoritative GAAP, the Plan must first consider accounting principles for similar transactions or events within a source of authoritative GAAP and then consider nonauthoritative guidance from other sources. Though the ASC is not intended to change existing GAAP, any effect of applying the standard will be accounted for as a change in accounting principle or correction of an error depending on the facts and circumstances. FAS 168 was first effective for the Plan’s year ending December 31, 2009. The Plan has removed all other references to legacy accounting standards and has adopted a plain English approach to disclosures regarding accounting guidance. The Plan expects no other changes to its financial statements as the result of the ASC. Changes to the ASC, representing new or amended accounting and disclosure guidance, will be communicated in the form of an Accounting Standards Update (“ASU”). Although ASUs will update the ASC, they are not considered authoritative in their own right.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 applies to investments that both (1) do not have readily determinable fair values and (2) are made to entities having all of the attributes of an investment company specified under current GAAP or made to entities in which it is industry practice for the investee to issue financial statements in a manner consistent with GAAP for investment companies. ASU 2009-12 provides guidance on the fair value measurement of these investments. The ASU permits a reporting entity, as a practical expedient, to estimate the fair value of the investment using the net asset value per share provided it is calculated in a manner consistent with GAAP for investment companies at the reporting entity’s measurement date. If net asset value per share is not calculated in such a manner, the reporting entity must consider whether an adjustment to the most recent net asset value per share is necessary in order to estimate net asset value in a manner consistent with GAAP as of the reporting entity’s measurement date. A reporting entity is not allowed to use the practical expedient if it is probable that the entity will sell the investment for an amount that is different from net asset value per share. ASU 2009-12 also contains disclosure requirements for investments within scope that have been measured at fair value during the period even if the practical expedient was not applied, though the disclosures do not apply to pension plan assets. The guidance, which was effective for the Plan year ended December 31, 2009, did not have a material impact to the Plan’s fair value measurements as most of the Plan’s investments have readily determinable fair values.

Accounting Standards Issued But Not Yet Effective

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2010-06”) which requires new disclosures and clarifies existing disclosures required under current fair value guidance. Under the new guidance, a reporting entity must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity must also disclose and consistently follow its policy for determining when transfers between levels are recognized. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. ASU 2010-06 also requires that the fair values of derivative assets and liabilities be presented on a gross basis except for the Level 3 reconciliation which may be presented on a net or a gross basis. The ASU also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements will be effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan will incorporate the required disclosures into 2010 fair value footnote but has not yet decided whether or not it will early adopt the 2011 requirements as permitted under the guidance.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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Subsequent Events

Management has evaluated subsequent events for accounting disclosure requirements through the date that the financial statements were available to be issued, and noted no events occurring during the evaluation period that would require recognition or disclosure in the financial statements.

3.  Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2009 and 2008 are as follows (amounts in thousands of dollars, except share data):

	2009	2008
Investments at Fair Value:
*Fidelity Management and Research Company:
Low-Priced Stock Fund (2,174,364 and 2,031,928 shares, respectively)	$69,471	$46,978
Spartan U.S. Equity Index Fund (766,833 and 755,926 shares, respectively)	30,236	24,114
Contrafund (1,185,882 and 1,131,999 shares, respectively)	69,078	51,234
Diversified International Fund (1,991,751 and 1,862,595 shares, respectively)	55,729	40,064
Vanguard Windsor II Fund (1,035,493 and 1,021,450 shares, respectively)	43,522	34,648
PIMCO Total Return Fund Inst (3,703,433 and 2,784,824 shares)	39,997	28,238
*Other investments at fair value (individually less than 5% of net assets)	173,375	142,346
Total investments at fair value	481,408	367,622

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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Investments at Contract Value:
Fixed Income Fund:
Investments at contract value (individually less than 5% of net assets)	93,771	97,846
Total investments	$575,179	$465,468
* Parties-in-interest to the Plan.

For the year ended December 31, 2009, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

Lexmark Class A Common Stock	$(408)
Mutual funds	89,013
Net appreciation in fair value of investments	$88,605

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying

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Notes to Financial Statements, continued
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investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.”  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case, and if the Adjustment from Fair Value to Contract Value amount is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 2.8% to 4.0% and 3.5% to 4.3% as of December 31, 2009 and 2008, respectively.  The average annual yields for the synthetic GICs ranged from 1.7% to 4.0% and 3.5% to 4.3% for the years ended December 31, 2009 and

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
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2008, respectively.

5.     Fair Value Measurements

Effective January 1, 2008, the Plan adopted the authoritative guidance for fair value measurements issued by the FASB. This guidance defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As part of the framework for measuring fair value, the guidance establishes a hierarchy of inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks and U.S. government and agency securities: Valued at the closing price reported on the active market on which the individual securities are traded.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Commingled funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Wrap contracts: Valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

            Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and 2008 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
December 31, 2009
Mutual funds	$455,634	$-	$-	$455,634
Common stocks	18,915	-	-	18,915
U.S. government and agency securities	54,855	-	-	54,855
Corporate bonds	-	4,061	-	4,061
Commingled funds	-	35,239	-	35,239
Wrap contracts	-	-	40	40
Participant loans	-	-	7,308	7,308

Total assets at fair value	$529,404	$39,300	$7,348	$576,052

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

	Level 1	Level 2	Level 3	Total
December 31, 2008
Mutual funds	$340,971	$-	$-	$340,971
Common stocks	20,169	-	-	20,169
U.S. government and agency securities	62,043	-	-	62,043
Corporate bonds	-	2,220	-	2,220
Commingled funds	-	30,681	-	30,681
Wrap contracts	-	-	88	88
Participant loans	-	-	6,987	6,987

Total assets at fair value	$423,183	$32,901	$7,075	$463,159

The tables below set forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2009 and 2008 (amounts in thousands of dollars):

	Wrap contracts	Participant Loans	Total

Fair value, January 1, 2008	$-	$7,036	$7,036
Unrealized gains/(losses) relating to instruments still held at the reporting date	88	-	88
Purchases, sales, issuances and settlements (net)	-	(49)	(49)
Fair value, December 31, 2008	88	6,987	7,075
Unrealized gains/(losses) relating to instruments still held at the reporting date	(48)	-	(48)
Purchases, sales, issuances and settlements (net)	-	321	321
Fair value, December 31, 2009	$40	$7,308	$7,348

Unrealized gains and losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

6.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.  Accordingly, a provision for federal income taxes has not been made.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

8.	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

9.	Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2009 and 2008, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2009, the Plan held 728,049 shares of Lexmark Class A Common Stock valued at $18,914,721.  At December 31, 2008, the Plan held 749,782 shares of Lexmark Class A Common Stock valued at $20,169,140.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 and change in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 (in thousands of dollars).

	2009	2008
Net assets available for benefits per the financial statements	$576,140	$466,541
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	873	(2,309)
Net assets available for benefits per the Form 5500	$577,013	$464,232

	2009
Change in net assets available for benefits per the financial statements	$109,599
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,182
Change in net assets available for benefits per the Form 5500	$112,781
12.	Plan Amendments

Effective January 1, 2008, the Plan was amended to comply with the final regulations under Section 415 of the Code.

The Plan was amended on December 15, 2009, to comply with multiple recent law changes.  In addition, the Plan was amended to eliminate the safe harbor employer matching contribution that matched 100% up to the first 5% of the participant’s compensation contributed on an annual basis, effective January 1, 2010.  The safe harbor employer matching contribution provision in the Plan was replaced with a provision providing for regular matching

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

contribution.  The amount (if any), rate of which, and the timing of the allocation of such regular matching contribution shall be determined by the Employer in its sole discretion.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 728,049 shares		$ 18,914,721

	Mutual Funds

*	Managed by Fidelity Management and Research Co.	Contrafund K 1,185,882 shares		69,077,654
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock K Fund 2,174,364 shares		69,470,935
*	Managed by Fidelity Management and Research Co.	Diversified International K Fund 1,991,751 shares		55,729,189
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2000 CP Fund 368,295 shares		3,531,952
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2005 CP Fund 32,919 shares		307,130
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2010 CP Fund 890,454 shares		8,299,027
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2015 CP Fund 466,390 shares		4,253,477
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2020 CP Fund 1,507,608 shares		13,010,655
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2025 CP Fund 591,871shares		5,048,658
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2030 CP Fund 2,027,282 shares		16,400,715
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2035 CP Fund 617,167 shares		4,962,018
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2040 CP Fund 660,679 shares		5,219,360
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2045 CP Fund 179,141 shares		1,413,420
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2050 CP Fund 175,264 shares		1,365,309
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 20,452,676 shares		20,452,676
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 766,833 shares		30,236,210
*	Managed by Fidelity Management and Research Co.	Short-Term Interest Bearing Funds 840,118 shares		840,118
	Managed by J.P. Morgan Company	US Equity Fund 2,627,015 shares		23,748,217
	Managed by Pacific Investment Management Company LLC	PIMCO Total Return Fund Inst 3,703,433 shares		39,997,080

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Managed by Pacific Investment Management Co LLC	PIMCO High Yield Fund Inst 1,447,936 shares		12,741,836
	Managed by The Vanguard Group	Explorer Fund 224,333 shares		11,956,936
	Managed by The Vanguard Group	Windsor II Fund 1,035,493 shares		43,521,755
	Managed by American Beacon Funds	Small Cap Value Fund 858,526 shares		13,599,052
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		1,453
*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 4.50% to 9.75%, maturing at various dates.	$0	7,308,373

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Fixed Income Fund:

	Managed by Invesco & State Street Global Advisors

	Colchester Money Market Fund	Short-Term Investment Fund		112,202
	CMBS CONDUIT	4.52% 6/15/2012		57,260
	CMBS Other	4.55% 6/11/2041		162,465
	CORP GOVT GTD	2.13% 4/30/2012		126,789
	CORP GOVT GTD	3.13% 6/15/2012		129,698
	Corp Fin Other	3.00% 11/25/2014		122,351
	AB-Bank Cred Cd	2.25% 12/23/2014		112,015
	AB-Bank Cred Cd	4.96% 9/17/2012		258,100
	Corp Bks & Trfts	2.70% 11/25/2014		122,845
	AB-Home EqSrSub	4.58% 7/25/2035		1,159
	MBSN AGY HYBRID	3.62% 8/01/2031		5,335
	MBS AGY HYB PP	6.52% 7/01/2036		123,027
	MBS AGY HYBRID	2.75% 11/01/2033		52,603
	CMBS CONDUIT	6.64% 1/17/2032		78,714
	MBS AGY SEQ	4.50% 6/15/2016		51,013
	MBSAGY NAS	5.00% 11/15/2034		156,355
	MBSNAGY PAC	5.00% 4/15/2025		4,209
	MBSNAGY NAS	4.50% 12/15/2018		129,353
	MBS AGY HYB PP	1.96% 9/01/2033		75,842
	MBS AGY HYB PP	2.10% 10/01/2033		58,053
	MBS AGY HYB PP	2.22% 11/01/2033		68,597
	US Agy Deb	2.75% 3/13/2014		127,086
	CMBS Defeased	7.80% 4/15/2015		255,844
	CMBS AGY MF FIX	7.30% 5/25/2010		256,809

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	CORP GOVT GTD	3.00% 12/09/2011		129,082
	AB-Retail CredCD	2.54% 9/15/2014		175,337
	CMBS Defeased	7.11% 5/03/2018		281,193
	AB-SubPrimeAuto	5.61% 8/17/2011		29,368
	AB-Lrg Equip Ln	4.18% 6/15/2012		108,981
	US Govt Gtd	2.13% 6/22/2012		126,501
	CMBS Other	6.53% 7/14/2016		178,302
	CMBS CONDUIT	5.59% 6/15/2031		262,308
	CMBS CONDUIT	6.23% 1/11/2043		171,972
	MBS NAG ARMALTA	2.96% 7/25/2034		57,378
	AB-Auto Lease	2.07% 1/15/2015		151,023
	Corp Fin Other	4.65% 5/09/2013		132,136
	CMBS CONDUIT	6.98% 10/06/2015		73,792
	MBS NAG ARMALTA	2.61% 3/25/2034		96,146
	AB-Prime Auto	4.64% 10/15/2012		235,950
	US Treas Note	2.13% 11/30/2014		366,824
	US Treas Note	1.13% 1/15/2012		1,882,986
	US Treas Note	1.50% 12/31/2013		742,456
	US Treas Note	2.75% 10/31/2013		994,127
	US Treas Note	1.38% 3/15/2012		880,572
	US Treas Note	1.38% 9/15/2012		374,780
	US Treas Note	1.38% 11/15/2012		248,649
	US Treas Note	1.88% 2/28/2014		1,580,107
	US Treas Note	2.38% 10/31/2014	`	310,377
	US Treas Note	2.63% 6/30/2014		535,149
	US Treas Note	3.13% 8/31/2013		854,241
	US Treas Note	4.63% 12/31/2011		961,709
	Corp Bks&Trfts	3.75% 10/01/2014		125,804
	MBSN NAG PT ARM	5.10% 3/25/2036		126,325
				14,841,299

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		112,202
	CORP GOVT GTD	3.13% 6/15/2012		129,698
	CMBS CONDUIT	4.52% 11/11/2041		57,260
	CMBS Other	4.55% 6/11/2041		162,465
	CORT GOVT GTD	2.13% 4/30/2012		126,789
	Corp Fin Other	3.00% 11/25/2014		122,351
	Corp BKS&TRFTS	2.70% 11/25/2014		122,845
	AB-Bank Cred Cd	2.25% 12/23/2014		112,015
	AB-Bank Cred CD	4.96% 9/17/2012		258,100
	CMBS CONDUIT	6.64% 1/17/2032		78,714
	AB-Home EqSrSub	4.58% 7/25/2035		1,159
	MBSN AGY HYBRID	3.62% 8/01/2031		5,335
	MBS AGY HYB PP	6.52% 7/01/2036		123,027
	MBS AGY HYBRID	2.75% 11/01/2033		52,603
	MBS AGY SEQ	4.50% 6/15/2016		51,013
	MBS AGY NAS	4.50% 12/15/2018		129,353
	MBSN AGY PAC	5.00% 4/15/2025		4,209
	MBSN AGY NAS	5.00% 11/15/2034		156,355
	MBS AGY HYB PP	1.96% 9/01/2033		75,842
	MBS AGY HYB PP	2.10% 10/01/2033		58,053
	MBS AGY HYB PP	2.22% 11/01/2033		68,597
	CMBS AGY MF FIX	7.30% 5/25/2010		256,809
	US Agy Deb	2.75% 3/13/2014		127,086
	CMBS Defeased	7.80% 4/15/2015		255,844
	CORP GOVT GTD	3.00% 12/09/2011		129,082
	AB-Retail Cred Cd	2.54% 9/15/2014		175,337

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	CMBS Defeased	7.11% 5/03/2018		281,193
	AB-SubPrime Auto	5.61% 8/17/2011		29,368
	AB- Lrg Equip Ln	4.18% 6/15/2012		108,981
	CORP GOVT GTD	2.13% 6/22/2012		126,501
	CMBS Other	6.53% 7/14/2016		178,302
	CMBS CONDUIT	5.59% 6/15/2031		262,308
	CMBS CONDUIT	6.23% 1/11/2043		171,972
	MBS NAG ARMALTA	2.96% 7/25/2034		57,378
	AB-Auto Lease	2.07% 1/15/2015		151,023
	Corp Fin Other	4.65% 5/09/2013		132,136
	CMBS Defeased	6.98% 10/06/2015		73,792
	MBS NAG ARMAL T A	2.61% 3/25/2034		96,146
	US Treas Note	2.13% 11/30/2014		366,824
	AB-Prime Auto	4.64% 10/15/2012		235,950
	US Treas Note	1.13% 1/15/2012		1,882,986
	US Treas Note	1.50% 12/31/2013		742,456
	US Treas Note	2.75% 10/31/2013		994,127
	US Treas Note	1.38% 3/15/2012		880,572
	US Treas Note	1.38% 9/15/2012		374,780
	US Treas Note	1.38% 11/15/2012		248,649
	US Treas Note	1.88% 2/28/2014		1,580,107
	US Treas Note	2.38% 10/31/2014		310,377
	US Treas Note	2.63% 6/30/2014		535,149
	US Treas Note	3.13% 8/31/2013		854,241
	US Treas Note	4.63% 12/31/2011		961,709
	Corp Bks&Trfts	3.75% 10/01/2014		125,804
	MBSN NAG PT ARM	5.10% 3/25/2036		126,325
				14,841,299

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		112,202
	CORP GOVT GTD	3.13% 6/15/2012		129,698
	CMBS CONDUIT	4.52% 11/11/2041		57,260
	CMBS Other	4.55% 6/11/2041		162,465
	CORP GOVT GTD	2.13% 4/30/2012		126,789
	Corp Fin Other	3.00% 11/25/2014		122,351
	Corp Bks&Trfts	2.70% 11/25/2014		122,845
	AB-Bank Cred Cd	2.25% 12/23/2014		112,015
	AB- Bank Cred Cd	4.96% 9/17/2012		258,100
	CMBS CONDUIT	6.64% 1/17/2032		78,714
	AB-Home EqSrSub	4.58% 7/25/2035		1,159
	MBSN AGY HYBRID	3.62% 8/01/2031		5,335
	MBS AGY HYB PP	6.52% 7/01/2036		123,027
	MBS AGY HYBRID	2.75% 11/01/2033		52,603
	MBS AGY SEQ	4.50% 6/15/2016		51,013
	MBS AGY NAS	4.50% 12/15/2018		129,353
	MBSN AGY PAC	5.00% 4/15/2025		4,209
	MBSN AGY NAS	5.00% 11/15/2034		156,355
	MBS AGY HYB PP	1.96% 9/01/2033		75,842
	MBS AGY HYB PP	2.10% 10/01/2033		58,053
	MBS AGY HYB PP	2.22% 11/01/2033		68,597
	CMBS AGY MF FIX	7.30% 5/25/2010		256,809
	US Agy Deb	2.75% 3/13/2014		127,086
	CMBS Defeased	7.80% 4/15/2015		255,844
	CORP GOVT GTD	3.00% 12/09/2011		129,082
	AB-Retail Cred Cd	2.54% 9/15/2014		175,337
	CMBS Defeased	7.11% 5/03/2018		281,193
	AB-SubPrime Auto	5.61% 8/17/2011		29,368

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Lrg Equip Ln	4.18% 6/15/2012		108,981
	CORP GOVT GTD	2.13% 6/22/2012		126,501
	CMBS Other	6.53% 7/14/2016		178,302
	CMBS CONDUIT	5.59% 6/15/2031		262,308
	CMBS CONDUIT	6.23% 1/11/2043		171,972
	MBS NAG ARMALTA	2.96% 7/25/2034		57,378
	AB-Auto Lease	2.07% 1/15/2015		151,023
	Corp Fin Other	4.65% 5/09/2013		132,136
	CMBS Defeased	6.98% 10/06/2015		73,792
	MBS NAG ARMALTA	2.61% 3/25/2034		96,146
	US Treas Note	2.13% 11/30/2014		366,824
	AB-Prime Auto	4.64% 10/15/2012		235,950
	US Treas Note	1.13% 1/15/2012		1,882,986
	US Treas Note	1.50% 12/31/2013		742,456
	US Treas Note	2.75% 10/31/2013		994,127
	US Treas Note	1.38% 3/15/2012		880,572
	US Treas Note	1.38% 9/15/2012		374,780
	US Treas Note	1.38% 11/15/2012		248,649
	US Treas Note	1.88% 2/28/2014		1,580,107
	US Treas Note	2.38% 10/31/2014		310,377
	US Treas Note	2.63% 6/30/2014		535,149
	US Treas Note	3.13% 8/31/2013		854,241
	US Treas Note	4.63% 12/31/2011		961,709
	Corp Bks&Trfts	3.75% 10/01/2014		125,804
	MBSN NAG PT ARM	5.10% 3/25/2036		126,325
				14,841,299

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		112,202
	CORP GOVT GTD	3.13% 6/15/2012		129,698
	CMBS CONDUIT	4.52% 11/11/2041		57,260
	CMBS Other	4.55% 6/11/2041		162,465
	CORP GOVT GTD	2.13% 4/30/2012		126,789
	Corp Fin Other	3.00% 11/25/2014		122,351
	Corp Bks&Trfts	2.70% 11/25/2014		122,845
	AB-Bank Cred Cd	2.25% 12/23/2014		112,015
	AB-Bank Cred Cd	4.96% 9/17/2012		258,100
	CMBS CONDUIT	6.64% 1/17/2032		78,714
	AB-Home EqSrSub	4.58% 7/25/2035		1,159
	MBS AGY HYBRID	3.62% 8/01/2031		5,335
	MBS AGY HYB PP	6.52% 7/01/2036		123,027
	MBS AGY HYBRID	2.75% 11/01/2033		52,603
	MBS AGY SEQ	4.50% 6/15/2016		51,013
	MBS AGY NAS	4.50% 12/15/2018		129,353
	MBSN AGY PAC	5.00% 4/15/2025		4,209
	MBSN AGY NAS	5.00% 11/15/2034		156,355
	MBS AGY HYB PP	1.96% 9/01/2033		75,842
	MBS AGY HYB PP	2.10% 10/01/2033		58,053
	MBS AGY HYB PP	2.22% 11/01/2033		68,597
	CMBS AGY MY FIX	7.30% 5/25/2010		256,809
	US Agy Deb	2.75% 3/13/2014		127,086
	CMBS Defeased	7.80% 4/15/2015		255,844
	CORP GOVT GTD	3.00% 12/09/2011		129,082
	AB-Retail Cred Cd	2.54% 9/15/2014		175,337
	CMBS Defeased	7.11% 5/03/2018		281,193
	AB-SubPrimeAuto	5.61% 8/17/2011		29,368

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Lrg Equip Ln	4.18% 6/15/2012		108,981
	CORP Govt Gtd	2.13% 6/22/2012		126,501
	CMBS Other	6.53% 7/14/2016		178,302
	CMBS CONDUIT	5.59% 6/15/2031		262,308
	CMBS CONDUIT	6.23% 1/11/2043		171,972
	MBS NAG ARMALTA	2.96% 7/25/2034		57,378
	AB-Auto Lease	2.07% 1/15/2015		151,023
	Corp Fin Other	4.65% 5/09/2013		132,136
	CMBS Defeased	6.98% 10/06/2015		73,792
	MBS NAG ARMALTA	2.61% 3/25/2034		96,146
	US Treas Note	2.13% 11/30/2014		366,824
	AB-Prime Auto	4.64% 10/15/2012		235,950
	US Treas Note	1.13% 1/15/2012		1,882,986
	US Treas Note	1.50% 12/31/2013		742,456
	US Treas Note	2.75% 10/31/2013		994,127
	US Treas Note	1.38% 3/15/2012		880,572
	US Treas Note	1.38% 9/15/2012		374,780
	US Treas Note	1.38% 11/15/2012		248,649
	US Treas Note	1.88% 2/28/2014		1,580,107
	US Treas Note	2.38% 10/31/2014		310,377
	US Treas Note	2.63% 6/30/2014		535,149
	US Treas Note	3.13% 8/31/2013		854,241
	US Treas Note	4.63% 12/31/2011		961,709
	Corp Bks&Trfts	3.75% 10/01/2014		125,804
	MBSN NAG PT ARM	5.10% 3/25/2036		126,325
				14,841,299

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		17,504,541
		JP Morgan Domestic Liquidity Fund (VAN2)		114,732
				17,619,273

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		17,504,541
		JP Morgan Domestic Liquidity Fund (VAN2)		114,732
				17,619,273
	Total Fixed Income Fund			94,603,742

	Wrap contracts			39,896
				39,896

				$ 576,051,564

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 LEXMARK SAVINGS PLAN

Date: June 1, 2010

                                                LEXMARK INTERNATIONAL, INC.,
                                                                      as Plan Administrator of the Lexmark Savings Plan

                                                                                                                                                                            By: /s/Bruce J. Frost
                                                                                                                                                                                 Bruce J. Frost, Treasurer

                                                                           Index to Exhibits

Number                                                        Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm